[CENTRAL VIRGINIA BANKSHARES, INC. LETTERHEAD]

January 29, 2007

BY EDGAR TRANSMISSION

Don Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549-1004

Re:	Central Virginia Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Forms 10-Q for Fiscal Quarters Ended March 3, 2006,

June 30, 2006, and September 30, 2006

File Number: 000-24002

Dear Mr. Walker:

Central Virginia Bankshares, Inc. (the “Company”) has received your letter dated December 28, 2006 containing comments on the Company’s most recently filed Form 10-K and Forms 10-Q.

As discussed with Mr. John Spitz, the Company is confirming that it has an extension to submit responses to the Staff’s comments and that it expects to submit such responses on Friday, February 9, 2007.

Thank you for your assistance. Please call me at (804) 403-2002 if you have any questions.

Yours truly,

/s/ Charles F. Catlett, III

Charles F. Catlett, III
Senior Vice President and
Chief Financial Officer

cc:	John Spitz (via facsimile)